

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 4, 2008

Mr. Scott Baily
Chief Financial Officer
Scout Acquisition, Inc.
c/o Sands Brothers Venture Capital LLC
90 Park Avenue, 31st Floor
New York, NY 10016

   Re: Scout Acquisition, Inc.
     Form 10-KSB/A for the Year Ended December 31, 2007
     Filed August 29, 2008
     File No. 0-52087

Dear Mr. Baily:

   We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

         Sincerely,

         William Thompson
         Accounting Branch Chief